UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Actel Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004934105
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,158
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,162,158
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 939,136
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 939,136
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,621
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 296,621
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 605,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 605,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,235,757
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,235,757
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,158
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,162,158
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,915
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,397,915
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,915
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,397,915
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,915
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,397,915
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,915
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,397,915
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,397,915
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,397,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,397,915
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,397,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,397,915
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,397,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,397,915
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,397,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 004934105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it and as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S;

CUSIP NO. 004934105

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S; and

(xv)	Jeffrey C. Smith, who serves on the Board of Directors of the Issuer and as a Partner and Managing Director of Ramius and a member of Cowen’s Operating Committee.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss, Solomon and Smith is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and Navigation Master Fund has been formed for the purpose of making equity and debt investments.  RCG PB is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  Mr. Smith serves as a Partner and Managing Director of Ramius and a member of Cowen’s Operating Committee.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 004934105

(f)           Messrs. Cohen, Stark, Strauss, Solomon  and Smith are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,397,915 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund is approximately $25,801,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,184,832 Shares outstanding, as of November 10, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2009.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on February 22, 2010, Value and Opportunity Master Fund beneficially owned 1,162,158 Shares.

Percentage: Approximately 4.4%.

(b)	1. Sole power to vote or direct vote: 1,162,158
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,162,158
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on February 22, 2010, Navigation Master Fund beneficially owned 605,460 Shares.

Percentage: Approximately 2.3%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 605,460
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 605,460
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on February 22, 2010, Enterprise Master Fund beneficially owned 296,621 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 296,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 296,621
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	RCG PB

(a)
As of the close of business on February 22, 2010, RCG PB directly owned 333,676 Shares.  RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 605,460 Shares owned by Navigation Master Fund.

Percentage: Approximately 3.6%.

(b)	1. Sole power to vote or direct vote: 939,136
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 939,136
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by RCG PB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 296,621 Shares owned by Enterprise Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund and (iii) 333,676 Shares owned by RCG PB.

Percentage: Approximately 4.7%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 1,235,757
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,235,757
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Enterprise Master Fund, Navigation Master Fund and RCG PB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,162,158 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.4%.

(b)	1. Sole power to vote or direct vote: 1,162,158
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,162,158
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 2,397,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,397,915
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 2,397,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,397,915
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 2,397,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,397,915
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 2,397,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,397,915
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 004934105

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,397,915
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,397,915

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Smith

(a)
Mr. Smith does not directly own any Shares.  Mr. Smith, s a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 1,162,158 Shares owned by Value and Opportunity Master Fund, (ii) 605,460 Shares owned by Navigation Master Fund, (iii) 296,621 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,397,915
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,397,915

(c)
Mr. Smith has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 004934105

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 19, 2010, Ramius entered into a Purchase Trading Plan Agreement (the “Agreement”) with Craig-Hallum Capital Group LLC, a registered broker-dealer, for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Agreement allows for the purchase of up to an aggregate of 1,500,000 Shares.  Shares purchased pursuant to the Agreement may be purchased in accordance with trading requirements adopted by the Reporting Persons and the Agreement may be terminated at any time by the Reporting Persons.

The purchases disclosed in this Amendment No. 4 that were not pursuant to the Agreement were conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 23, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Purchase Trading Plan Agreement by and between Ramius LLC and Craig-Hallum Capital Group LLC, dated February 19, 2010.

Exhibit 99.2
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffery C. Smith, dated February 23, 2010.

CUSIP NO. 004934105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 004934105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

4,624	11.2788	02/10/2010
2,040	11.3429	02/11/2010
714	11.8774	02/12/2010
6,256	12.2672	02/16/2010
4,998	12.2521	02/17/2010
3,910	12.4556	02/18/2010
4,182	12.7868	02/19/2010
3,808!	12.5780	02/22/2010

RAMIUS NAVIGATION MASTER FUND LTD

21,013#	12.1745	01/01/2010
17,548#	12.3554	01/01/2010
18,109#	12.0034	01/01/2010
17,918#	12.0990	01/01/2010
25,950#	11.7109	01/01/2010
37,035#	11.3513	01/01/2010
7,894#	10.0853	01/01/2010
5,585#	10.6956	01/01/2010
48,098#	10.9450	01/01/2010
2,980#	10.5918	01/01/2010
3,838#	10.9717	01/01/2010
903#	11.0221	01/01/2010
4,876#	10.9134	01/01/2010
2,447#	9.9830	01/01/2010
27,213#	9.8455	01/01/2010
28,403#	9.9745	01/01/2010
22,124#	11.1523	01/01/2010
8,127#	11.5501	01/01/2010
3,341#	10.4805	01/01/2010
5,237#	10.3925	01/01/2010
31,154#	9.7584	01/01/2010
9,211#	9.3427	01/01/2010
6,140#	8.8566	01/01/2010
9,482#	8.6852	01/01/2010
316#	8.7771	01/01/2010
13,726#	6.8919	01/01/2010

! Purchase effected pursuant to a Rule 10b5-1 Purchase Trading Plan.
# Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 004934105

7,901#	11.6868	01/01/2010
2,370#	11.4200	01/01/2010
3,382#	11.5056	01/01/2010
2,149#	11.9880	01/01/2010
3,161#	12.2471	01/01/2010
196#	11.7545	01/01/2010
4,298#	11.7434	01/01/2010
295#	11.7800	01/01/2010
1,580#	11.4203	01/01/2010
5,404#	11.3664	01/01/2010
8,192#	11.2865	01/01/2010
3,982#	12.0054	01/01/2010
9,482#	11.5019	01/01/2010
14,254#	10.8850	01/01/2010
4,709#	10.5220	01/01/2010
29,481#	10.2261	01/01/2010
21,357#	10.2522	01/01/2010
15,803#	10.1071	01/01/2010
12,958#	9.9283	01/01/2010
2,844#	9.9099	01/01/2010
2,339#	9.8328	01/01/2010
23,014#	12.9394	01/01/2010
7,585#	8.6156	01/01/2010
15,761#	13.0444	01/01/2010
8,116#	8.6244	01/01/2010
30,401#	11.3608	01/01/2010
124,702#	11.6824	01/01/2010
25,272#	12.0025	01/01/2010
5,924#	12.6777	01/01/2010
56,416#	12.6662	01/01/2010
5,965#	8.9335	01/01/2010
24,098#	13.1967	01/01/2010
23,596#	13.1726	01/01/2010
9,532#	12.3069	01/01/2010
3,976#	9.0200	01/01/2010
24,327#	12.2029	01/01/2010
303#	9.0188	01/01/2010
1,908#	9.9520	01/01/2010
5,044#	9.8293	01/01/2010
759#	9.9067	01/01/2010
(333,676)##	10.5700	02/01/2010
1,156	11.2788	02/10/2010
510	11.3429	02/11/2010
178	11.8774	02/12/2010
1,564	12.2672	02/16/2010

# Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.
## Shares were transferred to RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 004934105

1,249	12.2521	02/17/2010
978	12.4556	02/18/2010
1,045	12.7868	02/19/2010
952!	12.5780	02/22/2010

RAMIUS ENTERPRISE MASTER FUND LTD

1,020	11.2788	02/10/2010
450	11.3429	02/11/2010
158	11.8774	02/12/2010
1,380	12.2672	02/16/2010
1,103	12.2521	02/17/2010
862	12.4556	02/18/2010
923	12.7868	02/19/2010
840!	12.5780	02/22/2010

RCG PB, LTD

(21,013)*	11.8800	01/01/2010
(17,548)*	11.8800	01/01/2010
(18,109) *	11.8800	01/01/2010
(17,918) *	11.8800	01/01/2010
(25,950) *	11.8800	01/01/2010
(37,035) *	11.8800	01/01/2010
(7,894) *	11.8800	01/01/2010
(5,585) *	11.8800	01/01/2010
(48,098) *	11.8800	01/01/2010
(2,980) *	11.8800	01/01/2010
(3,838) *	11.8800	01/01/2010
(903) *	11.8800	01/01/2010
(4,876) *	11.8800	01/01/2010
(2,447) *	11.8800	01/01/2010
(27,213) *	11.8800	01/01/2010
(28,403) *	11.8800	01/01/2010
(22,124) *	11.8800	01/01/2010
(8,127) *	11.8800	01/01/2010
(3,341) *	11.8800	01/01/2010
(5,237) *	11.8800	01/01/2010
(31,154) *	11.8800	01/01/2010
(9,211) *	11.8800	01/01/2010
(6,140) *	11.8800	01/01/2010
(9,482) *	11.8800	01/01/2010
(316) *	11.8800	01/01/2010
(13,726) *	11.8800	01/01/2010
(7,901) *	11.8800	01/01/2010
(2,370) *	11.8800	01/01/2010

! Purchase effected pursuant to a Rule 10b5-1 Purchase Trading Plan.
* Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 004934105

(3,382) *	11.8800	01/01/2010
(2,149) *	11.8800	01/01/2010
(3,161) *	11.8800	01/01/2010
(196) *	11.8800	01/01/2010
(4,298) *	11.8800	01/01/2010
(295) *	11.8800	01/01/2010
(1,580) *	11.8800	01/01/2010
(5,404) *	11.8800	01/01/2010
(8,192) *	11.8800	01/01/2010
(3,982) *	11.8800	01/01/2010
(9,482) *	11.8800	01/01/2010
(14,254) *	11.8800	01/01/2010
(4,709) *	11.8800	01/01/2010
(29,481) *	11.8800	01/01/2010
(21,357) *	11.8800	01/01/2010
(15,803) *	11.8800	01/01/2010
(12,958) *	11.8800	01/01/2010
(2,844) *	11.8800	01/01/2010
(2,339) *	11.8800	01/01/2010
(23,014) *	11.8800	01/01/2010
(7,585) *	11.8800	01/01/2010
(15,761) *	11.8800	01/01/2010
(8,116) *	11.8800	01/01/2010
(30,401) *	11.8800	01/01/2010
(124,702) *	11.8800	01/01/2010
(25,272) *	11.8800	01/01/2010
(5,924) *	11.8800	01/01/2010
(56,416) *	11.8800	01/01/2010
(5,965) *	11.8800	01/01/2010
(24,098) *	11.8800	01/01/2010
(23,596) *	11.8800	01/01/2010
(9,532) *	11.8800	01/01/2010
(3,976) *	11.8800	01/01/2010
(24,327) *	11.8800	01/01/2010
(303) *	11.8800	01/01/2010
(1,908) *	11.8800	01/01/2010
(5,044) *	11.8800	01/01/2010
(759) *	11.8800	01/01/2010
333,676**	10.5700	02/01/2010

* Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.
** Shares were acquired from Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 004934105

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chairman of the Investment Committee of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 004934105

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 004934105

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 004934105

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 004934105

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 004934105

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States